Exhibit 3.1

CERTIFICATE OF AMENDMENT OF THE
AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF
APTEVO THERAPEUTICS INC.

APTEVO THERAPEUTICS Inc., a corporation organized and existing under the laws of the State of Delaware, hereby certifies as follows:

First: The name of this corporation is Aptevo Therapeutics Inc. (the “Company”).

Second: The date on which the Company’s Certificate of Incorporation was originally filed with the Secretary of State of the State of Delaware is February 22, 2016.

Third: The Board of Directors of the Company, acting in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware, adopted resolutions amending its Amended and Restated Certificate of Incorporation, as heretofore amended (the “Certificate of Incorporation”), by adding the following at the end of the first paragraph of Article FOURTH of the Certificate of Incorporation:

“Effective as of the effective time of 5:01 p.m., Eastern time, on May 23, 2025 (the “2025 Reverse Split Effective Time”), each twenty (20) shares of the Company’s Common Stock, par value $0.001 per share, issued and outstanding immediately prior to the 2025 Reverse Split Effective Time shall, automatically and without any action on the part of the Company or the respective holders thereof, be combined into one (1) share of Common Stock without increasing or decreasing the par value of each share of Common Stock (the “2025 Reverse Split”); provided, however, no fractional shares of Common Stock shall be issued as a result of the 2025 Reverse Split and, in lieu thereof, upon receipt after the 2025 Reverse Split Effective Time by the exchange agent selected by the Company of a properly completed and duly executed transmittal letter and, where shares are held in certificated form, the surrender of the stock certificate(s) formerly representing shares of pre-2025 Reverse Split Common Stock, any stockholder who would otherwise be entitled to a fractional share of post-2025 Reverse Split Common Stock as a result of the 2025 Reverse Split, following the 2025 Reverse Split Effective Time (after taking into account all fractional shares of post-2025 Reverse Split Common Stock otherwise issuable to such stockholder), shall be entitled to receive a cash payment (without interest) equal to the fractional share of post-2025 Reverse Split Common Stock to which such stockholder would otherwise be entitled multiplied by the average of the closing sales prices of a share of the Company’s Common Stock (as adjusted to give effect to the 2025 Reverse Split) on The Nasdaq Capital Market during regular trading hours for the five (5) consecutive trading days immediately preceding the date this Certificate of Amendment is filed with the Secretary of State of the State of Delaware. Each stock certificate that, immediately prior to the 2025 Reverse Split Effective Time, represented shares of pre-2025 Reverse Split Common Stock shall, from and after the 2025 Reverse Split Effective Time, automatically and without any action on the part of the Company or the respective holders thereof, represent that number of whole shares of post-2025 Reverse Split Common Stock into which the shares of pre-2025 Reverse Split Common Stock represented by such certificate shall have been combined (as well as the right to receive cash in lieu of any fractional shares of post-2025 Reverse Split Common Stock as set forth above); provided, however, that each holder of record of a certificate that represented shares of pre-2025 Reverse Split Common Stock shall receive, upon surrender of such certificate, a new certificate representing the number of whole shares of post-2025 Reverse Split Common Stock into which the shares of pre-2025 Reverse Split Common Stock represented by such certificate shall have been combined pursuant to the 2025 Reverse Split, as well as any cash in lieu of fractional shares of post-2025 Reverse Split Common Stock to which such holder may be entitled as set forth above. The 2025 Reverse Split shall be effected on a record holder-by-record holder basis, such that any fractional shares of post-2025 Reverse Split Common Stock resulting from the 2025 Reverse Split and held by a single record holder shall be aggregated.”

Fourth: The foregoing amendment was submitted to the stockholders of the Company for their approval, and was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware and shall be effective as of 5:01 p.m., Eastern time, on May 23, 2025.

In Witness Whereof, Aptevo Therapeutics Inc. has caused this Certificate of Amendment to be signed by its President and Chief Executive Officer this 23rd day of May, 2025.

Aptevo Therapeutics Inc.
By:	/s/ Marvin L. White
Marvin L. White
President and Chief Executive Officer